Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

July 5, 2015

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the condensed consolidated financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, secure identification, secure transactions, secure monitoring and control, secure interfaces, industrial, mobile handsets, industrial computing and consumer.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5400.

Recent Developments

Freescale

On March 1, 2015, NXP and Freescale Semiconductor, Ltd. (“Freescale”) entered into a merger agreement pursuant to which Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP, will merge (the “Merger”) with and into Freescale, with Freescale surviving the merger as a wholly-owned, indirect subsidiary of NXP.

The Merger would create a high performance mixed signal semiconductor industry leader, with combined revenue of greater than $10 billion. The combined company will capitalize on the growing opportunities created by the accelerating demand for security, connectivity and processing.

Under the terms of the merger agreement, Freescale shareholders will receive 0.3521 of an NXP ordinary share and $6.25 in cash, without interest, for each Freescale common share held at the close of the Merger (other than certain Freescale common shares which will be cancelled as set forth in the merger agreement). Post-closing, Freescale shareholders are currently expected to own approximately 30 percent of the combined company. The Merger has been unanimously approved by the boards of directors of both companies. On July 2, 2015, both NXP’s General Meeting of Shareholders and Freescale’s General Meeting approved the Merger proposal. The NXP General Meeting of Shareholders also appointed Gregory L. Summe and Peter Smitham as non-executive directors of NXP, effective as of the closing of the Merger. The Merger is currently expected to close in the second half of 2015, subject to regulatory approvals in various jurisdictions and customary closing conditions.

In June NXP issued $600 million aggregate principal amount of senior unsecured notes due 2020 (the “2020 Notes”) and $400 million aggregate principal amount of senior unsecured notes due 2022 (the “2022 Notes”). NXP intends to use the net proceeds from the offering of the Notes, together with cash on hand and/or other available financing resources, (i) to finance the cash portion of the Merger consideration payable pursuant to the terms of the merger agreement, (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s

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outstanding revolving credit facility and, if NXP so elects, the outstanding revolving credit facility of NXP, and (iv) to pay certain transaction costs. Alternatively, if the Merger does not close, NXP intends to use the net proceeds from the offering of the Notes to redeem certain of NXP’s existing indebtedness and for general corporate purposes.

In connection with the Merger, NXP has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and Freescale that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. We expect to account for the Merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, with NXP treated as the accounting acquirer.

RF Power Business

On May 28, 2015, NXP announced an agreement that will facilitate the sale of its RF Power business to JianGuang Asset Management Co. Ltd (JAC Capital) in China. Under the terms of the agreement JAC Capital will pay $1.8 billion for the business. The proceeds will be used to party fund the previously announced acquisition of Freescale. In view of the expected closing date in the second half of 2015, the RF Power business met the criteria to be classified as held for sale at July 5, 2015.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Revenue	1,506	1,349	2,973	2,595
% nominal growth	11.6	13.6	14.6	14.2
Gross profit	724	638	1,428	1,223
Research and development	(195)	(180)	(394)	(369)
Selling, general and administrative	(198)	(216)	(408)	(429)
Other income (expense)	1	7	1	7

Operating income (loss)	332	249	627	432

Revenue

Effective January 1, 2015, we have reorganized the HPMS segment from the four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power.

The following table presents revenue and revenue growth by segment for the three months and YTD ended July 5, 2015 and June 29, 2014:

($ in millions, unless otherwise stated)	Q2 2015		Q2 2014	YTD 2015		YTD 2014
	Revenue	Growth %	Revenue	Revenue	Growth %	Revenue

HPMS	1,146	16.0	988	2,250	18.4	1,900
SP	322	1.9	316	645	5.6	611
Corporate and Other	38	(15.6)	45	78	(7.1)	84

Total	1,506	11.6	1,349	2,973	14.6	2,595

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Q2 2015 compared to Q2 2014

Revenue increased by $157 million to $1,506 million in the second quarter of 2015 compared to $1,349 million in the second quarter of 2014, a year-on-year growth of 11.6%.

Our HPMS segment saw an increase in revenue of $158 million to $1,146 million in the second quarter of 2015 compared to $988 million in the second quarter of 2014, resulting in 16.0% year-on-year growth. The growth in revenue continued to be fueled by increased demand in Secure Connected Devices with the ramp up of mobile transactions in high-end smartphone and tablet platforms, Secure Interfaces and Power with the ongoing strength in the roll out of 4G base stations and in Automotive, driven mainly in car entertainment products. Our Secure Identification Solutions business remained virtually flat year on year.

Revenue for our SP segment of $322 million in the second quarter of 2015 remained virtually flat when compared to $316 million in the second quarter of 2014.

YTD 2015 compared to YTD 2014

Revenue increased by $378 million to $2,973 million in the first six months of 2015 compared to $2,595 million in the first six months of 2014, a year-on-year growth of 14.6%.

Our HPMS segment saw an increase in revenue of $350 million to $2,250 million in the first six months of 2015 compared to $1,900 million in the first six months of 2014, resulting in 18.4% year-on-year growth. The growth in revenue was primarily driven by increased demand in Secure Connected Devices with the ramp up of mobile transactions in high-end smartphone and tablet platforms, Secure Interfaces and Power with the continuous strength in the roll out of 4G base stations and to a lesser degree by Automotive, mainly in our car entertainment products.

Revenue for our SP segment increased by $34 million to $645 million in the first six months of 2015, compared to $611 million in the first six months of 2014. The increase was primarily due to increased demand in general applications, as a result of continued market share gains.

Gross Profit

The following table presents gross profit by segment for the three months and YTD ended July 5, 2015 and June 29, 2014:

($ in millions, unless otherwise stated)	Q2 2015		Q2 2014		YTD 2015		YTD 2014
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue

HPMS	610	53.2	545	55.2	1,207	53.6	1,053	55.4
SP	109	33.9	91	28.8	219	34.0	176	28.8
Corporate and Other	5	13.2	2	4.4	2	2.6	(6)	(7.1)

Total	724	48.1	638	47.3	1,428	48.0	1,223	47.1

Q2 2015 compared to Q2 2014

Gross profit in the second quarter of 2015 was $724 million, or 48.1% of revenue compared to $638 million, or 47.3% of revenue in the second quarter of 2014, an increase of $86 million. This increase was attributable to the robust growth of our HPMS segment. Our gross profit rate, up 0.8 points when compared to 2014, continued to be influenced by our product mix in our business lines.

Our HPMS segment had a gross profit of $610 million, or 53.2% of revenue in the second quarter of 2015, compared to $545 million, or 55.2% of revenue in the second quarter of 2014. The decrease in the gross profit percentage of 2 points was driven by changes in product mix across all business lines.

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Gross profit in our SP segment was $109 million, or 33.9% of revenue in the second quarter of 2015, compared to $91 million, or 28.8% of revenue in the second quarter of 2014. The increase in the gross profit percentage of 5.1 points was driven by richer product mix, improved manufacturing costs and lower restructuring costs when compared with the same period in the prior year.

YTD 2015 compared to YTD 2014

Gross profit in the first six months of 2015 was $1,428 million, or 48.0% of revenue compared to $1,223 million, or 47.1% of revenue in the first six months of 2014, an increase of $205 million. This increase was primarily attributable to market share gains in our HPMS segment. Our gross profit rate, up 0.9 points when compared to 2014, is heavily influenced by our product mix in our business lines.

Our HPMS segment had a gross profit of $1,207 million, or 53.6% of revenue in the first six months of 2015, compared to $1,053 million, or 55.4% of revenue in the first six months of 2014. The decrease in the gross profit percentage of 1.8 points was driven by changes in product mix across all business lines.

Gross profit in our SP segment was $219 million, or 34.0% of revenue in the first six months of 2015, compared to $176 million, or 28.8% of revenue in the first six months of 2014. The increase in the gross profit percentage of 5.2 points was driven by richer product mix, improved manufacturing costs and lower restructuring costs when compared with the same period in the prior year.

Operating expenses

The following table presents operating expenses by segment for the three months and YTD ended July 5, 2015 and June 29, 2014:

($ in millions, unless otherwise stated)	Q2 2015		Q2 2014		YTD 2015		YTD 2014
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	317	27.7	320	32.4	648	28.8	627	33.0
SP	57	17.7	62	19.6	115	17.8	135	22.1
Corporate and Other	19	50.0	14	31.1	39	50.0	36	42.9

Total	393	26.1	396	29.4	802	27.0	798	30.8

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Research and development	195	180	394	369
Selling, general and administrative	198	216	408	429

Operating expenses	393	396	802	798

Q2 2015 compared to Q2 2014

Operating expenses remained virtually flat at $393 million in the second quarter of 2015, compared to $396 million in the second quarter of 2014, with lower PPA charges and continued focus costs controls in selling, general and administrative expenses offsetting an increase in research and development expenses. As a percentage of revenue operating expenses decreased to 26.1% in the second quarter of 2015 compared to 29.4% in the second quarter of 2014. The decrease in the percentage of revenue was driven by stable operating expenses while revenue grew 11.6%.

In our HPMS segment, operating expenses decreased $3 million, amounting to $317 million, or 27.7% of revenue in the second quarter of 2015, compared to $320 million, or 32.4% of revenue in the second quarter of 2014.

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In our SP segment, operating expenses decreased $5 million, amounting to $57 million, or 17.7% of revenue in the second quarter of 2015, compared to $62 million, or 19.6% of revenue in the second quarter of 2014.

YTD 2015 compared to YTD 2014

Operating expenses remained virtually flat at $802 million in the first six months of 2015, compared to $798 million in the first six months of 2014, with lower PPA charges and continued focus on cost controls in selling, general and administrative expenses offsetting research and development expenses. As a percentage of revenue operating expenses decreased to 27.0% in the first six months of 2015 compared to 30.8% in the first six months of 2014. The decrease in the percentage of revenue was driven by stable operating expenses while revenue grew 14.6%.

In our HPMS segment, operating expenses increased $21 million, amounting to $648 million, or 28.8% of revenue in the first six months of 2015, compared to $627 million, or 33.0% of revenue in the first six months of 2014. This increase was attributable to higher investment in research and development and certain restructuring charges.

In our SP segment, operating expenses decreased $20 million, amounting to $115 million, or 17.8% of revenue in the first six months of 2015, compared to $135 million, or 22.1% of revenue in the first six months of 2014. The decrease was a result of lower research and development expenses in this segment when compared with the same period in the prior year.

Restructuring charges

Q2 2015 compared to Q2 2014

Restructuring and restructuring related costs amounted to $9 million in the second quarter of 2015 compared to $6 million in the second quarter of 2014. Both periods primarily consist of restructuring charges that related to various specific targeted actions.

YTD 2015 compared to YTD 2014

Restructuring and restructuring related costs amounted to $21 million in the first six months of 2015 compared to $39 million in the first six months of 2014. In the first six months of 2015, we had restructuring charges that related to various specific targeted actions. In the first six months of 2014, we had restructuring charges, which primarily related to workforce reduction charges at our ICN 8 wafer fab in Nijmegen and our wafer fab in Hamburg in addition to restructuring and restructuring related costs that were for the cumulative impact of specific targeted actions.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended July 5, 2015 and June 29, 2014:

($ in millions, unless otherwise stated)	Q2 2015		Q2 2014		YTD 2015		YTD 2014
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	293	25.6	232	23.5	559	24.8	432	22.7
SP	53	16.5	29	9.2	105	16.3	41	6.7
Corporate and Other	(14)	(36.8)	(12)	(26.7)	(37)	(47.4)	(41)	(48.8)

Total	332	22.0	249	18.5	627	21.1	432	16.6

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The table below depicts the PPA effects for the three months and YTD ended July 5, 2015 and June 29, 2014 per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Gross profit	(5)	(3)	(8)	(6)
Selling, general and administrative	(31)	(41)	(61)	(82)
Other income (expense)	—	(1)	—	(3)

Operating income (loss)	(36)	(45)	(69)	(91)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below summarizes the PPA effects for the three months and YTD ended July 5, 2015 and June 29, 2014 on operating income (loss) by segment:

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

HPMS	(18)	(22)	(32)	(46)
SP	(12)	(16)	(26)	(31)
Corporate and Other	(6)	(7)	(11)	(14)

Total	(36)	(45)	(69)	(91)

Q2 2015 compared to Q2 2014

The decrease in PPA effects when comparing the second quarter of 2015 to the same period of 2014 results in part from certain items becoming fully amortized during the course of 2014.

YTD 2015 compared to YTD 2014

The decrease in PPA effects when comparing the first six months of 2015 to the same period of 2014 results in part from certain items becoming fully amortized during the course of 2014.

Net income (loss)

The following table presents the composition of net income:

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Operating income (loss)	332	249	627	432
Financial income (expense)	2	(60)	(371)	(105)
Benefit (provision) for income taxes	(14)	(12)	(29)	(27)
Result equity-accounted investees	1	1	4	2

Net income (loss)	321	178	231	302

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The following table presents the details of financial income and expenses:

Financial income (expense)

($ in millions, unless otherwise stated)	Q2 2015	Q2 2014	YTD 2015	YTD 2014

Interest income	2	1	3	2
Interest expense	(47)	(35)	(94)	(70)
Foreign exchange results	40	(22)	(168)	(24)
Extinguishment of debt	—	—	—	(3)
Change in fair value of the Warrant liability	18	—	(97)	—
Other	(11)	(4)	(15)	(10)

Total	2	(60)	(371)	(105)

Q2 2015 compared to Q2 2014

When compared with the same period in the prior year, financial income (expense) was primarily impacted by the following offsetting factors (1) income of $40 million as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes (2) the unrealized gain of $18 million for the period as a result of the change in the fair value of the warrant liability, which was attributable to the slight decrease in NXP’s share price (3) and an increase in interest expense as a result of additional borrowings.

YTD 2015 compared to YTD 2014

When compared with the same period in the prior year, financial income (expense) was primarily impacted by the following factors (1) a loss of $168 million as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes (2) the unrealized loss of $97 million for the period as a result of the change in the fair value of the warrant liability, which was attributable to the increase in NXP’s share price over the six month period (3) and an increase in interest expense as a result of additional borrowings.

Benefit (provision) for income taxes

Q2 2015 compared to Q2 2014

The income tax expense was $14 million in the second quarter of 2015, compared with $12 million tax expense for the same period in 2014, and the effective income tax rates were 4.2% and 6.3%, respectively. The effective income tax rates when compared to our statutory tax rate was mainly impacted by tax incentives in certain jurisdictions and the mix of income and losses in various jurisdictions including those where a valuation allowance is recorded.

YTD 2015 compared to YTD 2014

The income tax expense was $29 million for the first six months of 2015, compared with a $27 million tax expense for the same period in 2014, and the effective income tax rates were 11.3% and 8.3%, respectively. The effective income tax rates when compared to our statutory rate was mainly impacted by non-tax deductible losses on derivatives, tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions including those where a valuation allowance is recorded.

Results relating to equity-accounted investees

Q2 2015 compared to Q2 2014

Results relating to the equity-accounted investees amounted to a gain of $1 million in the second quarter of 2015, compared to a gain of $1 million in the second quarter of 2014.

YTD 2015 compared to YTD 2014

Results relating to the equity-accounted investees amounted to a gain of $4 million in the first six months of 2015, compared to a gain of $2 million in the first six months of 2014.

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Non-controlling interests

Q2 2015 compared to Q2 2014

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $21 million in the second quarter of 2015, compared to a profit of $19 million in the second quarter of 2014.

YTD 2015 compared to YTD 2014

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $38 million in the first six months of 2015, compared to a profit of $33 million in the first six months of 2014.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at July 5, 2015 and December 31, 2014:

(number of full-time employees)	July 5, 2015	December 31, 2014

HPMS	3,541	3,344
SP	1,739	1,674
Corporate and Other	22,495	22,866

Total	27,775	27,884

(number of full-time employees)	July 5, 2015	December 31, 2014

Europe and Africa	6,425	6,344
Americas	523	518
Greater China	7,861	8,094
Asia Pacific	12,966	12,928

Total	27,775	27,884

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Liquidity and Capital Resources

At the end of the second quarter of 2015, our cash balance was $2,435 million, an increase of $1,250 million compared to December 31, 2014. Taking into account the available amount of the Secured Revolving Credit Facility, we had access to $3,123 million of liquidity as of July 5, 2015.

Our capital expenditures were $171 million in the first six months of 2015, compared to $140 million in the first six months of 2014.

Our total debt amounted to $5,047 million as of July 5, 2015, an increase of $1,048 million from December 31, 2014 ($3,999 million), mainly due to the new unsecured notes issued.

At the end of the second quarter of 2015, we had a capacity of $688 million remaining under our Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of quarter exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

At July 5, 2015, our cash balance was $2,435 million, of which $520 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2015, a dividend of $130 million (2014: $130 million) has been declared by SSMC and paid in July 2015.

We repurchased $166 million of our common stock pursuant to our share buyback program during the first six months of 2015 at a weighted average price of $94.86 per share.

Cash Flow from Operating Activities

In the first six months of 2015 our operating activities provided $719 million (first six months of 2014: $515 million) in cash. This was the result of a net income of $231 million (first six months of 2014: net income of $302 million), elimination of non-cash net income (loss) items, such as depreciation/amortization, exchange differences and other of $549 million (first six months of 2014: $289 million) and changes in assets and liabilities of $(61) million (first six months of 2014: $(76) million).

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $277 million in first six months of 2015, compared to net cash used of $165 million in the same period in 2014. The increase in cash used for investing activities was primarily due to higher capital expenditures of $31 million and higher acquisitions of $103 million.

Cash Flow from Financing Activities

Net cash provided by financing activities in the first six months of 2015 was $829 million compared to net cash used of $356 million in the first six months of 2014. The increase in net cash provided by financing activities primarily resulted from the issuance of new Senior Notes with gross proceeds of $1,000 million and lower treasury share repurchases of $515 million in the first six months of 2015. This was partially offset by net amounts drawn under the revolving credit facility in the first six months of 2014 of $350 million. The cash flows related to financing activities in the first six months of 2015 and 2014 are described below under the captions YTD 2015 Financing Activities and YTD 2014 Financing Activities.

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YTD 2015 Financing Activities

Senior Unsecured Notes 2020 and 2022

On June 9, 2015 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amounts of $600 million, due June 15, 2020 and $400 million, due June 15, 2022. The Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying Condensed Consolidated Balance Sheet. NXP intends to use the net proceeds from the offering of the Notes, together with cash on hand and/or other available financing resources, (i) to finance the cash portion of the Merger consideration payable pursuant to the terms of the merger agreement entered into between NXP and Freescale on March 1, 2015, under which, subject to the terms and conditions thereof, NXP will merge with Freescale, (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if NXP so elects, the outstanding revolving credit facility of NXP, and (iv) to pay certain transaction costs. Alternatively, if the Merger does not close, NXP intends to use the net proceeds from the offering of the Notes to redeem certain of NXP’s existing indebtedness and for general corporate purposes.

YTD 2014 Financing Activities

2017 Term Loan

On February 18, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

Contractual Obligations

During the first six months of 2015, our contractual obligations increased by approximately $223 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the second quarter of 2015, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Revenue	1,506	1,349	2,973	2,595
Cost of revenue	(782)	(711)	(1,545)	(1,372)

Gross profit	724	638	1,428	1,223

Research and development	(195)	(180)	(394)	(369)
Selling, general and administrative	(198)	(216)	(408)	(429)
Other income (expense)	1	7	1	7

Operating income (loss)	332	249	627	432

Financial income (expense):
- Extinguishment of debt	—	—	—	(3)
- Other financial income (expense)	2	(60)	(371)	(102)

Income (loss) before income taxes	334	189	256	327

Benefit (provision) for income taxes	(14)	(12)	(29)	(27)
Results relating to equity-accounted investees	1	1	4	2

Net income (loss)	321	178	231	302

Less: Net income (loss) attributable to non-controlling Interests	21	19	38	33

Net income (loss) attributable to stockholders	300	159	193	269

Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Net income (loss)	1.29	0.66	0.83	1.11

Diluted earnings per common share attributable to Stockholders in $
Net income (loss)	1.23	0.64	0.79	1.07

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	232,681	239,851	232,903	242,317
- Diluted	243,288	250,124	243,285	252,229

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

[-13]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Net income (loss)	321	178	231	302
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0, $0, $0 and $0	35	(16)	(158)	(20)

Changes in fair value cash flow hedges, net of deferred taxes of $0, $0, $0 and $0	(1)	(1)	—	2
Foreign currency translation adjustments	(26)	17	134	20
Net actuarial gain (loss), net of deferred taxes of $0, $0, $1 and $0	(2)	—	9	—

Unrealized gains/losses available-for-sale securities	2	(1)	2	(1)
Reclassification adjustments, net of deferred taxes of $0, $0, $0 and $0:
Changes in fair value cash flow hedges *	1	1	1	2

Total other comprehensive income (loss)	9	—	(12)	3

Total comprehensive income (loss)	330	178	219	305

Less: Comprehensive income (loss) attributable to non-controlling interests	21	19	38	33

Total comprehensive income (loss) attributable to stockholders	309	159	181	272

*	Included in Cost of revenue in the Condensed Consolidated Statements of Operations.

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

[-14]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	July 5, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents	2,435	1,185
Receivables, net	574	593
Assets held for sale	361	—
Inventories, net	756	755
Deferred tax assets	6	8
Other current assets	125	99

Total current assets	4,257	2,640

Non-current assets:
Investments in equity-accounted investees	75	71
Other non-current assets	462	365
Property, plant and equipment, net of accumulated depreciation of $2,493 and $2,560	1,078	1,123
Identified intangible assets, net of accumulated amortization of $1,174 and $1,293	496	573
Goodwill	1,825	2,121

Total non-current assets	3,936	4,253

Total assets	8,193	6,893

Liabilities and equity
Current liabilities:
Accounts payable	739	729
Liabilities held for sale	6	—
Restructuring liabilities-current	26	37
Payroll and related benefits	242	295
Accrued liabilities	274	239
Short-term debt	33	20

Total current liabilities	1,320	1,320
Non-current liabilities:
Long-term debt	5,014	3,979
Pension and postretirement benefits	272	284
Restructuring liabilities	3	3
Other non-current liabilities	683	506

Total non-current liabilities	5,972	4.772
Equity:
Non-controlling interests	250	263
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,745,500 shares (2014: 645,754,500 shares); issued: none		—
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2014: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2014: 251,751,500 shares)	51	51
Capital in excess of par value	6,373	6,300
Treasury shares, at cost:
- 19,431,129 shares (2014: 19,171,454 shares)	(1,301)	(1,219)
Accumulated deficit	(4,670)	(4,804)
Accumulated other comprehensive income (loss)	198	210

Total Stockholders’ equity	651	538

Total equity	901	801

Total liabilities and equity	8,193	6,893

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

[-15]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Cash flows from operating activities:
Net income (loss)	321	178	231	302
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	98	103	193	205
Stock-based compensation	36	37	71	65
Net (gain) loss on sale of assets	(1)	(6)	(1)	(6)
Change in fair value of the Warrant liability	(18)	—	97	—
Amortization of discount on convertible debt	9	—	19	—
(Gain) loss on extinguishment of debt	—	—	—	3
Results relating to equity-accounted investees	(1)	(1)	(4)	(2)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	14	(88)	(51)	(135)
(Increase) decrease in inventories	(14)	(10)	(67)	(9)
Increase (decrease) in accounts payable and accrued liabilities	(79)	1	33	53
Decrease (increase) in other non-current assets	10	11	24	15
Exchange differences	(40)	22	168	24
Other items	16	(5)	6	—

Net cash provided by (used for) operating activities	351	242	719	515

Cash flows from investing activities:
Purchase of identified intangible assets	(4)	(9)	(6)	(18)
Capital expenditures on property, plant and equipment	(91)	(89)	(171)	(140)
Proceeds from disposals of property, plant and equipment	2	—	2	1
Proceeds from disposals of assets held for sale	—	—	—	3
Purchase of interests in businesses	(2)	(2)	(105)	(2)
Proceeds from sale of interests in businesses	1	1	1	1
Proceeds from return of equity investment	—	—	1	—
Other	—	(10)	1	(10)

Net cash provided by (used for) investing activities	(94)	(109)	(277)	(165)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	1	—	—
Amounts drawn under the revolving credit facility	—	50	—	500
Repayments under the revolving credit facility	—	(50)	—	(150)
Repurchase of long-term debt	—	—	—	(92)
Principal payments on long-term debt	(8)	(4)	(18)	(5)
Proceeds from the issuance of long-term debt	1,000	—	1,000	—
Cash paid for debt issuance costs	(10)	—	(10)	—
Cash proceeds from exercise of stock options	9	32	25	72
Purchase of treasury shares	(162)	(223)	(166)	(681)
Hold-back payments on prior acquisitions	(2)	—	(2)	—

Net cash provided by (used for) financing activities	828	(194)	829	(356)

Effect of changes in exchange rates on cash positions	(5)	2	(21)	(3)

Increase (decrease) in cash and cash equivalents	1,080	(59)	1,250	(9)
Cash and cash equivalents at beginning of period	1,355	720	1,185	670

Cash and cash equivalents at end of period	2,435	661	2,435	661

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

[-16]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2014	232,580	51	6,300	(1,219)	(4,804)	210	538	263	801

Net income (loss)					193		193	38	231
Other comprehensive income						(12)	(12)		(12)
Share-based compensation plans			73				73		73
Treasury shares	(1,749)			(166)			(166)		(166)
Shares issued pursuant to stock awards	1,489			84	(59)		25		25
Dividends non-controlling interests								(51)	(51)

Balance as of July 5, 2015	232,320	51	6,373	(1,301)	(4,670)	198	651	250	901

The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these statements

[-17]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on

Form 20-F for the year ended December 31, 2014.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014.

2 Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. As currently issued, the new standard is effective beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected a transition method nor have we determined the impact of the new standard on our consolidated condensed financial statements.

In April 2015 the FASB issued a new standard that changes the presentation of debt issuance costs in financial statements. As a result of the new standard, an entity will presents such costs in the balance sheet as a reduction of the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. Upon adoption, entities would apply the new guidance retrospectively to all prior periods. This new standard will impact the Company’s financial statements in how we present debt issuance costs in the balance sheet, the company has decided not to early adopt.

3 Acquisitions and Divestments

In the first quarter of 2015, we completed two acquisitions: the acquisition of Quintic’s Bluetooth Low Energy (“BTLE”) and Wearable businesses, located in China and the USA; and the acquisition of Athena SCS Ltd. (“Athena”), located in the United Kingdom. These acquisitions, both individually and in the aggregate, were not significant to our consolidated results of operations. The aggregate purchase price consideration of $102 million was allocated to goodwill ($40 million), other intangible assets ($68 million) and net liabilities assumed ($6 million). The other intangible assets relate to core technology ($29 million) with an amortization period varying up to 14 years, existing technology ($17 million) with an amortization period varying up to 5 years and in-process R&D ($22 million). As of July 5, 2015, we had not yet finalized the valuation of certain intangible assets and the deferred taxes in connection with these acquisitions. The finalization of these amounts is not expected to have a material effect on our consolidated financial position.

[-18]

The results of BTLE are consolidated in the Secure Connected Devices business line that is part of the reportable segment HPMS. The results of Athena are consolidated in the Secure Identification Solutions business line that is part of the reportable segment HPMS.

There were no material divestments or other acquisitions, as of July 5, 2015.

4 Assets Held for Sale

Bipolar Power business

In February 2015, NXP announced its intention to establish a 49% owned joint venture (JV) with China state-owned investment company JianGuang Asset Management Co. Ltd (JAC Capital) in China. The JV is intended to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels. The transaction is subject to the successful conclusion of certain closing conditions as well as the approval by relevant authorities, and is scheduled to close later this year. As a result, the Bipolar Power business line met the criteria to be classified as held for sale.

This divestiture will result in a gain for NXP. The Bipolar Power business line classified as held for sale does not meet the criteria to be classified as a discontinued operation at July 5, 2015 primarily due to the disposal of this business not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

The results of the Bipolar Power business are consolidated in the reportable segment SP.

RF Power business

In May 2015, NXP announced an agreement that will facilitate the sale of its RF Power Business to JianGuang Asset Management Co. Ltd. (JAC Capital) in China. Under the terms of the agreement JAC Capital will pay $1.8 billion for the business, which will be used to partly fund the previously announced acquisition of Freescale Semiconductor Ltd. In view of the expected closing date in the second half of 2015, the RF Power Business line met the criteria to be classified as held for sale at July 5, 2015. The divesture will result in a gain for NXP. The results of the RF Power business are consolidated in the reportable segment HPMS.

The RF Power business presentation as held for sale does not meet the criteria to be classified as discontinued operation at July 5, 2015 primarily due to the disposal of this business not representing a strategic shift that will have a major effect on the Company’s operations and financial results.

Lighting Solutions business

In June 2015, NXP classified the Lighting Solutions business, which is included in the reportable segment HPMS, as held for sale in view of management’s intention to sell the business line within the next twelve months.

The following table summarizes the carrying value of the assets and liabilities held for sale:

	July 5, 2015
	Bipolar Power	RF Power	Lighting Solutions	Total

Receivables, net	1	—	—	1
Inventories	21	32	2	55
Property, plant and equipment, net	7	69	—	76
Identified intangible assets, net	8	30	3	41
Goodwill	23	149	16	188

Assets held for sale	60	280	21	361

Accounts payable	(5)	(1)	—	(6)

Liabilities held for sale	(5)	(1)	—	(6)

[-19]

5 Supplemental Financial Information

Statement of Operations Information:

Financial income and expense

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Interest income	2	1	3	2
Interest expense	(47)	(35)	(94)	(70)
Foreign exchange results	40	(22)	(168)	(24)
Extinguishment of debt	—	—	—	(3)
Change in fair value of the Warrant liability	18	—	(97)	—
Other	(11)	(4)	(15)	(10)

Total	2	(60)	(371)	(105)

The Company has applied net investment hedging since May 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries of $1.7 billion has been hedged by our U.S. dollar-denominated notes. Financial income (expense) was an expense of $371 million in the first six months of 2015, compared to an expense of $105 million in the first six months of 2014. In the first six months of 2015, three significant items impacted financial income (expense), the loss of $168 million (2014: loss of $24 million) as a result of changes in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar-denominated notes, a loss of $97 million as a result of the mark-to-market adjustment on the Warrant liability (2014: nil) and interest expense of $94 million (2014: $70 million). The re-measurement of our U.S. dollar-denominated notes are due to the notes residing in a Euro functional currency entity, the loss was a result of the significant change in the EUR/USD exchange rate during the period. During 2014, NXP sold warrants for the purchase of up to approximately 11.2 million shares on NXP common stock to certain counterparties that also included the initial purchasers of the 2019 Cash Convertible Senior Notes. The warrants are recorded in Other non-current liabilities with changes in the fair value recognized in the consolidated statement of comprehensive income each quarter. The mark-to-market adjustment on the Warrant liability for the first six months of 2015 was primarily attributable to the increase in NXP’s share price over the period.

[-20]

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Net income (loss)	321	178	231	302
Less: net income (loss) attributable to non-controlling interests	21	19	38	33

Net income (loss) attributable to stockholders	300	159	193	269

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	232,681	239,851	232,903	242,317
Plus incremental shares from assumed conversion of:
Options 1)	6,584	6,664	6,496	6,367
Restricted Share Units, Performance Share Units and Equity Rights 2)	4,023	3,609	3,886	3,545
Warrants 3)	—	—	—	—

Dilutive potential common share	10,607	10,273	10,382	9,912

Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	243,288	250,124	243,285	252,229

Basic EPS attributable to stockholders in $:
Net income (loss)	1.29	0.66	0.83	1.11

Diluted EPS attributable to stockholders in $:
Net income (loss)	1.23	0.64	0.79	1.07

1)	Stock options to purchase up to 0.2 million shares of NXP’s common stock that were outstanding in Q2 2015 (Q2 2014: 0.3 million shares) and stock options to purchase up to 0.2 million shares of NXP’s common stock that were outstanding YTD 2015 (YTD 2014: 0.3 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 1.0 million shares that were outstanding in Q2 2015 (Q2 2014: 1.7 million shares) and unvested RSU’s, PSU’s and equity rights of 1.0 million shares YTD 2015 (YTD 2014: 1.7 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights.
3)	A warrant to purchase up to approximately 11.2 million shares of NXP’s common stock at a price of $133.32 per share was outstanding in Q2 2015 (YTD 2015: 11.2 million shares at a price of $ 133.32 per share) (Q2 and YTD 2014: nil). Upon exercise, the warrant will be net share settled. At the end of Q2, the warrant was not included in the computation of diluted EPS because the warrant’s exercise price was greater than the average fair market value of the common shares.

[-21]

Balance Sheet Information

Inventories

Inventories are summarized as follows:

	July 5, 2015	December 31, 2014

Raw materials	35	50
Work in process	587	580
Finished goods	134	125

	756	755

The portion of finished goods stored at customer locations under consignment amounted to $21 million as of July 5, 2015 (December 31, 2014: $19 million).

The amounts recorded above are net of allowance for obsolescence of $69 million as of July 5, 2015 (December 31, 2014: $64 million).

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gain (losses) available- for-sale-securities	Accumulated Other Comprehensive Income (loss)

As of December 31, 2014	(331)	627	(2)	(85)	1	210
Other comprehensive income (loss)	(158)	134	1	9	2	(12)

As of July 5, 2015	(489)	761	(1)	(76)	3	198

Cash Flow Information

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Supplemental disclosures to the condensed consolidated cash flows

Net cash paid during the period for:
Interest	24	18	67	63
Income taxes	10	8	14	12

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	3	1	3	5
Fair value of the non-cash assets received	—	9	—	9
Book value of these assets	(2)	(4)	(2)	(8)

	1	6	1	6

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Fair value of Available of Sale Securities	—	9	—	9

Non-cash financing information:
Exchange of Term Loan A1 for Term Loan E	—	—	—	400

[-22]

6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		July 5, 2015		December 31, 2014
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Notes hedge	2	330	330	203	203
Other financial assets	2	34	34	44	44
Derivative instruments – assets	2	2	2	2	2

Liabilities:
Short-term debt	2	(33)	(33)	(20)	(20)
Long-term debt	2	(5,014)	(5,448)	(3,979)	(4,258)
Notes Embedded Conversion Derivative	2	(330)	(330)	(203)	(203)
Warrants	2	(232)	(232)	(136)	(136)
Derivative instruments – liabilities	2	(3)	(3)	(4)	(4)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges

The Notes hedges are measured at fair value using level 2 inputs. The instrument is not actively traded and is valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Notes Embedded Conversion Derivative and Warrants

The Notes Embedded Conversion Derivative and Warrants are measured at fair value using level 2 inputs. These instruments are not actively traded and are valued using an option pricing model that uses observable market data for all inputs, such as implied volatility of NXP’s common stock, risk-free interest rate and other factors.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

[-23]

7 Debt

Short-term debt

	July 5, 2015	December 31, 2014

Short-term bank borrowings	7	8
Current portion of long-term debt	26	12

Total	33	20

At July 5, 2015, short-term bank borrowings of $7 million (December 31, 2014: $8 million) consisted of a local bank borrowing by our Chinese subsidiary.

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding July 5, 2015	Due within 1 yr	Due after Q2, 2016	Due after Q2, 2020	Average remaining term (in years)	Amount outstanding December 31, 2014

USD notes	2.8-5.8%	4.2%	4,035	8	4,027	1,400	4.4	3,039
Cash Convertible Notes	1.0%	1.0%	964	—	964	—	4.4	945
Bank borrowings	—	—	—	—	—	—	—	3
Liabilities arising from capital lease transactions	2.5-13.8%	2.8%	41	18	23	—	1.3	4

		3.6%	5,040	26	5,014	1,400	4.4	3,991

YTD 2015 Financing Activities

Senior Unsecured Notes 2020 and 2022

On June 9, 2015 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amounts of $600 million, due June 15, 2020 and $400 million, due June 15, 2022. The Notes were issued at par and were recorded at their fair value of $600 million and $400 million, respectively, on the accompanying Condensed Consolidated Balance Sheet. NXP intends to use the net proceeds from the offering of the Notes, together with cash on hand and/or other available financing resources, (i) to finance the cash portion of the merger consideration payable pursuant to the terms of the merger agreement entered into between NXP and Freescale Semiconductor, Ltd. (“Freescale”) on March 1, 2015, under which, subject to the terms and conditions thereof, NXP will merge with Freescale (the “Merger”), (ii) to refinance certain of Freescale’s indebtedness that becomes due as a result of the Merger, (iii) to effect the repayment of any amounts drawn under Freescale’s outstanding revolving credit facility and, if NXP so elects, the outstanding revolving credit facility of NXP, and (iv) to pay certain transaction costs. Alternatively, if the Merger does not close, NXP intends to use the net proceeds from the offering of the Notes to redeem certain of NXP’s existing indebtedness and for general corporate purposes.

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of July 5, 2015:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date

Term Loan	$394	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	$393	Floating	LIBOR plus 2.50% with a floor of 0.75%	3,25%	2020
Senior Unsecured Notes	$500	Fixed	3.50%	3.50%	2016
Senior Unsecured Notes	$750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	$600	Fixed	4,125%	4.125%	2020
Senior Unsecured Notes	$500	Fixed	5,75%	5.75%	2021
Senior Unsecured Notes	$400	Fixed	4,625%	4,625%	2022
Senior Unsecured Notes	$500	Fixed	5,75%	5.75%	2023
Cash Convertible Notes	$1,150	Fixed	1%	1%	2019
Revolving Credit Facility		Floating			2017

[-24]

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $8 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of July 5, 2015 in the principal amount of $787 million (December 31, 2014: $791 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $689 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•	if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•	if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•	if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

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8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has no amount accrued for legal proceedings pending as of July 5, 2015, compared to approximately $2 million as of December 31, 2014, which are included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

As at July 5, 2015, the Company believes that for all claims and litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $35 million. This estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate.

9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Revenue	2	—	5	1
Purchase of goods and services	21	25	40	46

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The following table presents the amounts related to receivable and payable balances with these related parties:

	July 5, 2015	December 31, 2014

Receivables	12	15
Payables	25	30

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in the position of restructuring liabilities in 2015 by segment:

	Balance January 1, 2015	Additions	Utilized	Released	Other changes	Balance July 5, 2015

HPMS	14	16	(9)	—	1	22
SP	5	—	(3)	—	(1)	1
Corporate and Other	21	4	(15)	(1)	(3)	6

	40	20	(27)	(1)	(3)	29

The total restructuring liability as of July 5, 2015 of $29 million is classified in the balance sheet under current liabilities ($26 million) and non-current liabilities ($3 million). In the first six months of 2015 the Company recorded $20 million of additional restructuring liabilities which primarily consisted of various specific targeted actions.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

The components of restructuring charges less releases recorded in the liabilities for the three and six months ended July 5, 2015 and June 29, 2014 are as follows:

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Personnel lay-off costs	9	6	20	33
Release of provisions/accruals	—	(7)	(1)	(9)

Net restructuring charges	9	(1)	19	24

The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay-off costs	Lease and Contract Terminations	Total

Balance at January 1, 2015	39	1	40
Expense	18	—	18
Utilized 1)	(26)	(1)	(27)
Other changes	(2)	—	(2)

Balance at July 5, 2015	29	—	29

1)	Represents cash payments.

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The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Cost of revenue	—	3	—	18
Selling, general and administrative	4	—	7	1
Research and development	5	(4)	12	5

Net restructuring charges	9	(1)	19	24

11 Provision for Income Taxes

Provision for Income Taxes:

	For the three months ended		For the six months ended
	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

Tax expense (benefit)	14	12	29	27
Effective tax rate	4.2%	6.3%	11.3%	8.3%

The difference between our effective tax rates and our statutory tax rate of 25% resulted primarily from foreign earnings taxed at lower rates than our statutory tax rate and tax incentives in certain jurisdictions that have positively impacted our effective tax rate, offset by certain non-tax deductible expenditure and non-tax deductible losses on derivatives, foreign withholding taxes, and the mix of income and losses in various jurisdictions including those where a valuation allowance is recorded.

12 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements. Effective January 1, 2015, we have reorganized the HPMS segment from the four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across six focused application areas: automotive, secure identification, secure transactions, secure monitoring and control, secure interfaces and industrial. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as automotive, mobile handsets, industrial computing and consumer. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

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Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended		For the six months ended
Revenue	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

HPMS	1,146	988	2,250	1,900
SP	322	316	645	611
Corporate and Other 1)	38	45	78	84

	1,506	1,349	2,973	2,595

	For the three months ended		For the six months ended
Operating income (loss)	July 5, 2015	June 29, 2014	July 5, 2015	June 29, 2014

HPMS	293	232	559	432
SP	53	29	105	41
Corporate and Other 1)	(14)	(12)	(37)	(41)

	332	249	627	432

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

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